Aureus Greenway Holdings Inc.

2995 Remington Boulevard

Kissimmee, Florida 34744

Tel: (407) 344 4004

March 26, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Kate Beukenkamp

Re: Aureus Greenway Holdings Inc.

Draft Registration Statement on Form S-1

Submitted January 31, 2024

CIK No. 0002009312

Dear Ms. Beukenkamp,

We submit this letter to the Staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form S-1 confidentially submitted to the Commission on January 31, 2024. On the date hereof, the Company has submitted Amendment No. 1 to the Draft Registration Statement (the “Amended Registration Statement”). We set forth below in bold the comments in your letter relating to the Draft Registration Statement followed by our responses to the comments.

Draft Registration Statement on Form S-1 submitted January 31, 2024

Prospectus Summary

Business Overview

Corporate Information, page 4

1.	In this section you disclose your website address as www.aureusgreenway.com. However, your website does not appear to fully align with your currently disclosed leadership, including officers and directors. Rather, while a portion of the website is related to “Golf Courses,” it also reflects several individuals as “Management” that appear to be affiliated with a variety of other industries, including providing branding and CX/UX services and does not reflect the individuals and entities disclosed in this registration statement. Please briefly explain and revise your disclosure to address and reconcile these inconsistencies.

RESPONSE: We respectfully advise the Staff that the Company has updated its website to indicate affiliation with the business, but is in the process of updating and rebranding its website to align with the Company’s business, including an overview of the Company leadership and expects to finalize the update and rebrand prior to publicly filing the registration statement on Form S-1.

Risk Factors

Risks Related to Our Business

We are controlled by Ace Champion Investments Limited, Trendy View Assets...”, page 20

2.	Please revise this risk factor to briefly state the role, if any, the controlling shareholders of Ace Champion Investments Limited, Trendy View Assets Management, and Chrome Fields Asset Management LLC hold within this company. In this regard, we note that Mr. C. P. Cheung, for example, is also the Chief Executive Officer of the issuer.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 20 of the Amended Registration Statement to update the respective risk factor to include additional roles held by each of those controlling shareholders, where applicable.

Use of Proceeds, page 26

3.	We note your reference here to the “Slow Business Administration.” However, this entity is not discussed or otherwise referenced within your registration statement. Please revise accordingly, where appropriate, to briefly described this organization and the associated services or otherwise that it may provide to the company resulting in its inclusion in the planned allocation of proceeds from this offering.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 26 of the Amended Registration Statement to revise the Use of Proceeds as it relates to the repayment of Paycheck Protection Program loans to the correct entity, now accurately referred to as “The United States Small Business Administration”.

4.	For each of the loans that you plan to repay with proceeds from this offering, please provide the information required by Instruction 4 to Item 504 of Regulation S-K or tell us why you believe you do not need to disclose this information.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 26 of the Amended Registration Statement to describe the debt to be repaid, including its interest rate and maturity date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Year Ended December 31, 2022 and 2021, page 29

5.	We note your tabular presentation and related narrative discussion of the components of changes in revenues and costs of revenues here cite variances in both price and volume as contributing to the increases across each component, but do not quantify these contributions or provide a discussion of facts and circumstances surrounding each change. Please revise your discussion to quantify the sources of each change and to include a discussion of the specific facts and circumstances leading to these changes. Consider also adding supporting metrics such as number of rounds purchased, changes in greens fees, overall mix of members versus public rounds played, mix of retail items sold, and any other significant components of revenues or expenses that would be material to an understanding of the registrant’s results of operations. Refer to the guidance in Item 303(b)(2) of Regulation S-K.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 34 of the Amended Registration Statement to add both quantitative and qualitative factors that discuss our changes in revenue.

Business

Golf Industry Overview, page 41

6.	In this section you disclose that certain information provided in this section was derived from Frost & Sullivan Limited’s industry report commissioned by you. Please revise your Exhibit Index to provide a consent from Frost & Sullivan for the inclusion of the report in your registration statement. Additionally, please revise your disclosure, where appropriate, to make clear the time period covered by the data present in this commissioned report. We note your table on page 43, for example, which suggests the data may be “as of” calendar year 2022, but this is unclear.

RESPONSE: We respectfully advise the Staff that the Company has updated the Exhibit Index on page II-2 of the Amended Registration Statement to include a new exhibit that will contain the consent of Frost & Sullivan, and updated disclosures referencing the Frost & Sullivan report throughout the Amended Registration Statement to reflect that it only covers and analyzes the golf club industry for a period from 2018-2022.

Principal and Selling Stockholders

Selling Stockholders, page 61

7.	Please revise the Selling Stockholders table as necessary to accurately reflect the percentage ownership prior to offering column for Ace Champion Investments Limited. In this regard, we note that Ace Champion Investments Limited’s ownership prior to the offering is reflected as 50% here. However, in the beneficial ownership table immediately above on page 60, Ace’s ownership prior to the offering is disclosed as 40%. Please reconcile or otherwise revise accordingly.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 68 and page 69 of the Amended Registration Statement to reconcile the Principal and Selling Stockholders table and the footnotes thereto.

Related Party Transactions, page 62

8.	Please revise your disclosure to provide discussion of related party transactions since the beginning of your last fiscal year in accordance with Item 404 of Regulation S-K.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 70 of the Amended Registration Statement to include related party transactions since the beginning of our last fiscal year.

9.	Please revise this section to disclose the names of the individuals and/or entities that have advanced money to the company or provided loans. We note that your disclosure in the Use of Proceeds section, for example, that states that a certain amount of proceeds from this offering will be used to repay loans made by Mr. S. Cheung, Mr. C. P. Cheung and Mr. Y. C. Cheung to the company in connection with the acquisition of your two golf courses. Additionally, we note the disclosure provided in Note 9 on page F-17.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 70 of the Amended Registration Statement to disclose the names of the individual related parties that have provided loans to us.

10.	Please revise this section to make clear how many related party loans have been made, when, for what amount and from which named party in accordance with Item 404(d) of Regulation S-K. In this regard, we note you disclose here that “[d]uring the years ended December 31, 2022, and 2021, a related party of the Company advanced $90,000 and $61,166 to the Company and the Company repaid $526,000 and $104,100 to the related party, respectively.” Further, we note that “[a]s of December 31, 2022, and 2021, the Company owed to related party for an unsecured, non-interest-bearing demand loan with balance of $2,065,543 and $2,501,543, respectively.”

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page 70 of the Amended Registration Statement to clarify the number of related party loans that have been made, when they occurred and the principal amount of each of those loans.

Consolidated Financial Statements

General, page F-1

11.	Please revise your document to include updated financial statements as appropriate. Include either unaudited interim financial statements for your third quarter fiscal 2023 interim period or audited financial statements for fiscal year ended December 31, 2023. Refer to the guidance in Rule 8-08 of Regulation S-X.

RESPONSE: We respectfully advise the Staff that the Company has revised the Amended Registration Statement to include financial statements and notes thereto for the fiscal year ended December 31, 2023.

Report of Independent Registered Public Accounting Firm, page F-2

12.	Please include a date the report was issued. Refer to the guidance in Rule 2-02(a) of Regulation S-X.

RESPONSE: We respectfully advise the Staff that the Company has revised its disclosure on page F-2 of the Amended Registration Statement to include a date the independent auditor’s report was issued.

General

13.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

RESPONSE: We respectfully advise the Staff that the Company confirms it has not presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and it has not authorized anyone to do so on its behalf. The Company represents to the extent that there are any such written communications that it, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, it will supplementally provide them to the Staff. In such case, the Company further confirms that no copies of such written communications will be retained by potential investors.

14.	We note that in addition to an underwritten primary offering by the registrant, the registration statement covers potential resales by the Resale Stockholders (as defined in the prospectus). Please tell us why the resale transaction is not an indirect primary offering that is part of the distribution constituting your initial public offering. In this regard, we note the selling security holders do not appear to be subject to any of the lock-up provisions described in the prospectus and can sell at the same time as the underwriter for the firm commitment offering, for the same price. It also appears the selling security holders are affiliates of the registrant, and both the primary offering and the resale transactions are conditioned on you receiving approval to list on Nasdaq. If the selling security holders are engaged in an indirect primary offering, then the selling security holders would be statutory underwriters under Section 2(a)(11) of the Securities Act of 1933, as amended, and must therefore be identified in the prospectus as underwriters (N.B., the existing “may” language would be insufficient). In addition, as statutory underwriters conducting an indirect primary offering, the selling security holders would need to offer and sell their securities at a fixed price for the duration of the offering; it would not be possible for them to sell at market prices later. For guidance, please refer to Question 612.09 of our Securities Act Rule Compliance and Disclosure Interpretations, which is available on our website.

RESPONSE: We respectfully advise the Staff that for the reasons more fully set forth below, the Company respectfully believes that the proposed resale of common stock by the Resale Stockholders (as defined) is not an indirect primary offering and is appropriately characterized as a secondary offering that is eligible to be made under Securities Act Rule 415(a)(1)(i). The Company has reviewed the Staff’s guidance as set forth in Securities Act Rules, Compliance and Disclosure Interpretations, question 612.09 (“ CD&I; 612.09 “) which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering. Set forth below is a brief description of the background of the underlying transactions and an analysis of the six factors described in CD&I; 612.09.

1. How long the stockholders have held the shares. In January 2024, the Company issued 8,160,000 shares of common stock via subscription for 6,800,000, and 1,360,000 to each of Ace Champion Investments Limited, a company formed under the laws of the British Virgin Islands (“Ace Champion”), and Trendy View Assets Management, a company formed under the laws of the British Virgin Islands (“Trendy View”), respectively for gross cash proceeds of $8,160. Of the shares of common stock issued to each of Ace Champion and Trendy View (the “Resale Stockholders”) it is anticipated that only 400,000 shares of common stock will be registered and potentially resold pursuant to the proposed resale prospectus which would constitute 2.9% of the Company’s issued and outstanding shares of common stock immediately prior to the anticipated offering. Because a full purchase price for the common stock was paid upon issuance, the Resale Stockholders have been exposed to full investment risk since the date of subscription. The proposed resale of the shares of common stock is being registered close in time to the date of issuance should not, standing alone, convert a secondary transaction into a primary offering as it is typical in reorganizations for a holding company conducting an initial public offering as the Resale Stockholders have historically provided financial guidance and lending to the underlying business of the Company.

2. Circumstances under which the stockholders received their shares. Each of the Resale Stockholders acquired their shares of common stock in subscription transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) thereunder. The full purchase price for the securities was paid at the time of subscribing. The Resale Stockholders have taken full investment risk with respect to the securities with no certainty that they will be able to sell their shares of common stock in the market at a premium, if at all. These facts and circumstances have little in common with underwritten transactions or private placements to short-term investors seeking to immediately resell securities to the public because the Resale Stockholders plan to hold the substantial majority of the shares of common stock for the long-term. The small percentage of the total holdings of the Resale Stockholders provides further support for the position that the Resale Stockholders are not acting as an underwriter or conduit for the sale of shares of common stock from the Company to be public. In fact, after the draft registration statement is declared effective, the Resale Stockholders intend to sell the resale shares of common stock by way of ordinary trading transactions, through broker-dealers. In addition, the Resale Stockholders, instead of the Company, would be responsible for paying any broker-dealer fees or commissions directly to the broker-dealers they engage to assist in selling the resale shares of common stock.

3. The stockholders’ relationship to the Company. The Resale Stockholders are long-term investors consisting of two operating companies. Collectively, these investors are family members of the Company’s chief executive officer, controlling shareholders and represent one designated member of the board of directors of the Company who is also the designated chairman of the board of directors of the Company. However, neither of the Resale Stockholders are acting on behalf of the Company with respect to the public resale of the common stock and have no contractual, legal or other relationship with the Company with respect to the timing and amount of resales of such common stock. Moreover, the Resale Stockholders did not acquire the resale shares of common stock from the Company with a view of distributing the securities as fully discussed in item 5 below.

4. The amount of shares involved. The Resale Stockholders long term commitment to the Company is evidenced by the fact that no shares of common stock have been sold since their initial investment in the Company and the resale shares of common stock represent only 4.9% of their total shareholdings and 2.9% of the Company’s issued and outstanding shares of common stock immediately prior to the anticipated offering.

5. Whether the stockholders are in the business of underwriting securities. The Resale Stockholders consist of two operating companies. To the Company’s knowledge, neither of the Resale Stockholders is in the business of underwriting securities and the facts and circumstances support the conclusion that the Resale Stockholders are long-term investors who did not purchase the securities with a view to further distribution. Similarly, the Company is not aware of any evidence that would point to the fact that the Resale Stockholders had any plan to act in concert with a third party to effect a distribution of the resale shares of common stock. Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods”. The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods (such as investor presentations or road shows) by or on behalf of the Resale Stockholders have or are currently intended to take place if the draft registration statement on Form S-1 and resale prospectus are eventually declared effective.

6. Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. Based on the forgoing analysis, the Company respectfully submits that the facts and circumstances surrounding the initial investment in the Company as it began to prepare for its initial public offering and the registration of the resale of the shares of common stock at issue do not support the conclusion that the Resale Stockholders are acting as underwriters or as a conduit for the Company. The Company will not receive any proceeds from the sale of resale shares of common stock by any Resale Stockholders. The proceeds from the sale of shares of common stock will be used by each Resale Stockholder for its own purposes. The shares of common stock were acquired in a private transaction in which the Resale Stockholders paid the full purchase price for the shares of common stock at the time of the sale, did not acquire their shares of common stock with a view to distribution and undertook the full economic risk of ownership of Company’s securities from the date of purchase. Similarly, the Resale Stockholders have not entered into any agreement, nor is any agreement being contemplated, whereby they would serve as underwriters in connection with this offering and thus should not be viewed as “statutory underwriters” in connection with this offering. Based on the foregoing, we respectfully submit that the resale transaction covered by the resale prospectus is a secondary offering by the Resale Stockholders permitted under Securities Act Rule 415(a)(1)(i) and not a primary offering by the Company.

In addition to the above response to your comments, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Registration Statement, (ii) comments from the Staff do not foreclose the Commission from taking any action with respect to Amended Registration Statement or any eventual registration statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ ChiPing Cheung
ChiPing Cheung
Chief Executive Officer